                                                               EXHIBIT 23(m)(ix)

                                 WT MUTUAL FUND
                            FORM OF DISTRIBUTION PLAN
                              (_____________ FUND)

         The following Distribution Plan (this "Plan") has been adopted pursuant to Rule 12b-1 under the Investment Company Act of 1940 (the "Act") by WT Mutual Fund (the "Trust") for Investor Class shares of the _____________ Fund of the Trust (the "Fund"). This Plan was approved by a majority of the Trust's Board of Trustees, including a majority of the Trustees who are not interested persons of the Trust and who have no direct or indirect financial interest in the operation of this Plan (the "non-interested Trustees"), by votes cast in person at a meeting called for the purpose of voting on this Plan.

         In reviewing this Plan, the Trust's Board of Trustees considered the proposed schedule and nature of payments under this Plan and the Distribution Agreement to be entered into between the Trust and the Distributor. The Board of Trustees concluded that the proposed compensation of the Distributor under this Plan for promotion and distribution of the Fund's Investor Class shares is fair and not excessive. Accordingly, the Board of Trustees determined that this Plan should provide for such compensation and that adoption of this Plan would be prudent and in the best interests of the Fund and its Investor Class shareholders. Such approval included a determination that in the exercise of reasonable business judgment of the Board of Trustees and in light of the fiduciary duties of the Board, there is a reasonable likelihood that this Plan will benefit the Trust, the Fund and its Investor Class shareholders.

The provisions of this Plan are:

         - The Trust shall pay to the Distributor a fee in an amount up to ___% [PROPOSED FEES: LARGE CAP STRATEGIC ALLOCATION FUND:
                  0.75%; MID CAP STRATEGIC ALLOCATION FUND 0.75%; SMALL CAP STRATEGIC ALLOCATION FUND 0.75%] per annum of the average daily net assets of the Trust attributable to the Fund's Investor Class shares (or such lesser amount as may be established from time to time by a majority of the Board of Trustees, including a majority of the non-interested Trustees) for advertising, marketing and distributing the Fund's Investor Class shares. Such fee shall be payable from the assets attributable to the Fund's Investor Class shares and shall be paid in monthly installments promptly after the last day of each calendar month.

         - In exchange for the fee payable under paragraph 1 of this Plan, the Distributor agrees to incur distribution expenses with respect to the Fund's Investor Class shares. For purposes of this Plan, "distribution expenses" shall mean expenses incurred for distribution activities encompassed by Rule 12b-1 under the Act, which may include public relations services, telephone services, sales presentations, media charges, preparation, printing and mailing of advertising and sales literature, data processing necessary to support a distribution effort, printing and mailing prospectuses and reports used for sales purposes, as well as any sales commissions or service fees paid to broker-dealers or other financial institutions who have executed sales or service agreements with the Trust or the Distributor, which forms of agreements have been approved by a majority of the Board of Trustees, including a majority of the non-interested Trustees, and who sell or provide support services in connection with the distribution of the Fund's Investor Class shares.

         - Nothing in this Plan shall operate or be construed to limit the extent to which the Fund's investment manager (the "Manager") or any other person, other than the Trust, may incur costs and bear expenses associated with the distribution of the Fund's Investor Class shares.

         - From time to time, the Manager may make payments to third parties out of its management fee, not to exceed the amount of that fee, including payments of fees for shareholder servicing and transfer agency functions. If such payments are deemed to be indirect financing of an activity primarily intended to result in the sale of the Fund's Investor Class shares within the context of Rule 12b-1 under the Act, such payments shall be deemed to be authorized by this Plan.

         - The persons authorized to make payments on behalf of the Trust pursuant to this Plan and the Distributor shall collect and monitor the documentation of payments made to the Distributor pursuant to paragraph 1 of this Plan and the distribution expenses incurred by the Distributor pursuant to paragraph 2 of this Plan. On a quarterly basis, such persons shall furnish to the Trust's Board of Trustees for their review a written report of such payments and expenses for the previous fiscal quarter, and they shall furnish the Board of Trustees with such other information as the Board may reasonably request in connection with the payments made under this Plan in order to enable the Board to make an informed determination of whether this Plan should be continued.

         - This Plan shall continue in effect for a period of more than one year only so long as such continuance is specifically approved at least annually by a majority of the Trust's Board of Trustees, including a majority of the non-interested Trustees, by votes cast in person at a meeting called for the purpose of voting on this Plan.

         - This Plan and each agreement entered into pursuant to this Plan may be terminated at any time, without penalty, by vote of a majority of the outstanding shares of the Fund's Investor Class, or by vote of a majority of the Trust's non-interested Trustees, on not more than sixty (60) days' written notice.

         - This Plan and each agreement entered into pursuant to this Plan may not be amended to increase materially the amount to be spent by the Trust pursuant to paragraph 1 of this Plan without approval by a majority of the outstanding shares of the Fund's Investor Class.

         - All material amendments to this Plan or to any agreement entered into pursuant to this Plan shall be approved by a majority of the Trust's Board of Trustees, including a majority of the non-interested Trustees, by votes cast in person at a meeting called for the purpose of voting on any such amendment.

         - So long as this Plan is in effect, the selection and nomination of the Trust's non-interested Trustees shall be committed to the discretion of such non-interested Trustees.

         -        This Plan shall take effect on the ___ day of ______________
                  2003.

         - This Plan and the terms and provisions hereof are hereby accepted and agreed to by the Trust and the Distributor as evidenced by their execution hereof.